Exhibit 4.40

Confidential treatment has been requested for certain portions of this exhibit. The copy filed herewith omits the information subject to the confidential treatment request. Omissions are designated as " ***** ". A complete version of this exhibit has been filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

[Execution Copy]

DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (the “Agreement”) is made and entered into as of the 28th day of June, 2001 (referred to in this Agreement as the “Commencement Date”), by and between BERNA BIOTECH LTD. (former: BERNA SCHWEIZERISCHES SERUM UND IMPFINSTITUT), a corporation organized and existing under the laws of Switzerland (hereinafter referred to as “Seller”), and BERNA PRODUCTS CORP., a corporation organized and existing under the laws of the State of Delaware, United States (hereinafter referred to as “Distributor”).

WITNESSETH:

WHEREAS, Seller and Distributor (collectively, the “Parties”) entered into a Distribution Agreement dated March 29, 1990, as amended and supplemented by a Long-Term Distribution Agreement dated March 30, 1995 (collectively, the “Original Distribution Agreement”) pursuant to which the Distributor acted as exclusive distributor in the United States and Canada of all of Seller’s Food and Drug Administration (“FDA”) and Food and Drug Directorate (“FDD”) licensed products; and

WHEREAS the Parties desire to terminate the Original Distribution Agreement and release each other from all liabilities and obligations set forth therein, and enter into this Agreement to govern the exclusive distribution of four of Seller’s products by Distributor, all on the terms and conditions herein described.

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, the Parties hereto, intending to be legally bound, mutually agree as follows:

1. Termination and Release. Seller and Distributor hereby terminate the Original Distribution Agreement and release each other from any and all claims, liabilities and obligations arising from or related to the Original Distribution Agreement.

2. Products and Territory.

(a) Seller hereby appoints Distributor on an exclusive basis as its sole authorized importer and distributor for the sale within the Territory (as defined below) of any and all of the Seller’s Vivotif Berna, Mutacol (Orochol) Berna, Triviraten Berna and Expaxal Berna products, as evidenced by purchase orders from time to time (collectively, the “Products”). As far as Mutacol (Orochol) Berna is concerned, the Parties hereto acknowledge that FDA approval has been applied for in the United States and agree that the providing of support by Seller for any application for FDA approval of Mutacol (Orochol) Berna is left to the sole discretion of Seller.

(b) Seller intends to continue to supply the Products (other than Vivotif Berna) through the expiration dates set forth in Section 12 of this Agreement, in sufficient quantities to meet Distributor’s anticipated requirements for the Territory, as long as the manufacturing of the Products remains in Seller’s business judgment commercially advantageous in the context of sales expectations and the life cycles of the Products.

(c)     Seller shall continue to supply Vivotif Berna through the expiration date set forth in Section 12 of this Agreement, but shall not be obligated to supply quantifies of Vivotif Berna (i) during the first twelve-month period after Closing in excess of ******* units in total, (ii) during twelve-month periods commencing on the first and second anniversaries of the Closing in excess of ******* units in total during either such twelve-month period, and (iii) during each of the further twelve-month periods commencing on the fourth and subsequent anniversaries of the Closing in excess of ******* units in total in any such twelve-month period.

(d)     Distributor shall use its reasonable best efforts to promote and sell the Products to the maximum number of responsible customer located in the United States and its possessions and territories and Canada and its possessions and territories (the “Territory”). Seller is appointing Distributor hereunder with respect to the resale of Products to any purchasers with a place of business located in the Territory.

(e)     Distributor shall not solicit or accept orders for any Products from any prospective purchaser with its principal place of business located outside the Territory. If Distributor receives an order for any Product from a prospective purchaser whose principal place of business is located outside the Territory, Distributor shall immediately refer that order to Seller. Distributor shall not fulfill any such orders. Distributor may not deliver or tender (or cause to be delivered or tendered) any Product outside of the Territory. Distributor shall not sell any Product to any purchaser that engages, or which Distributor has reason to believe intends to engage, in the resale of such Product outside the Territory.

(f)     During the term of this Agreement with respect to a Product, and so long as Seller is manufacturing such Product, the Distributor shall neither purchase nor solicit or accept orders within the Territory for any product that directly competes with such Product.

3. Prices and Payment.

(a) Distributor shall order Products from Seller, on the terms and at the prices set forth in this Section 3, by submitting a written purchase order identifying the Products ordered, requested delivery date(s) and any export/import information required to enable Seller to fill the order. Seller shall accept orders, provided that they (i) equal or exceed the minimum individual order quantities listed below and (ii) do not exceed the maximum quantities as set forth in sect., 2 (c) hereof, on the terms and at the prices set forth in this Section 3.

(b) Seller will sell the Products to Distributor, at the prices listed below, EXW Bern (F.O.B., Ex-Factory) for Products which Distributor intends to distribute in the United States or Canada, respectively.

(c) Seller shall sell the Products to Distributor at the following prices during the periods indicated following the Commencement Date:

Vivotif Berna	Price per dose	Minimum individual order
1st 12 months first 200’000 doses	US$*******	*******, *******
1st 12 months additional doses	US$*******	*******, *******
2nd 12 months	US$*******	*******, *******
3rd-7th 12 months	US$*******	*******, *******

Mutacol (Orochol) Berna	Price per dose	Minimum individual order
1st-3rd 12 months	US$*******	*******
4th 12 months	US$*******	*******
5th-7th 12 months	US$*******	*******

Triviraten Berna	Price per dose	Minimum individual order
Through December 31, 2003	US$*******	*******

Expaxal Berna	Price per dose	Minimum individual order
Through December 31, 2003	US$*******	*******

(d) Seller and Distributor acknowledge and agree that the prices set forth in Section 3(c) hereof have been agreed upon using an exchange rate of US$1.00 = Sfr. 1.75. The Parties hereby agree that, if the exchange rate of the Swiss franc declines and as long as it remains below Sfr.1.45 per one U.S. dollar, as reported by the Swiss Newspaper “Neue Zürcher Zeitung”, then the future prices shall be adjusted and calculated using an exchange rate of Sfr.1.45 per US$1.00 immediately upon written notice from Seller to Distributor. Notwithstanding anything to the contrary herein, in no event shall the price per dose of Vivotif Berna exceed US$*******. No price change shall affect orders offered by Distributor and accepted by Seller prior to the date the non-notifying Party receives notice of such price change from the modifying Party.

(e) Unless Distributor requests otherwise, all Products ordered by Distributor shall be packed for shipment and storage in accordance with Seller’s standard commercial practices. It is left to Distributor’s discretion to organize the transportation of the products ordered in accordance with the terms and conditions set forth in this Agreement. Risk of loss and damage to a Product shall pass to Distributor upon tender of the Product, at Seller’s factory or warehouse, to the transporter selected by Distributor.

(f) All amounts due and payable with respect to a Product ordered by Distributor in accordance with this Section 3 shall be invoiced on the loading date of the Product at Seller’s factory or warehouse and shall be payable in full in U.S. Dollars as follows:

(i) during the first 24 months following the Commencement Date, within 90 days after the date of Seller’s invoice;

(ii) on and after the second anniversary of the Commencement Date, within 60 days after the date of Seller’s invoice.

Unless otherwise provided herein, all such amounts shall be paid to such bank or account as Seller may from time to time designate in writing.

(g) Seller and Distributor hereby acknowledge and agree that Distributor may resell the Products within the Territory at such prices as Distributor, in its sole discretion, shall determine.

4. FDA, FDD and Export Controls Requirements.

(a) The ultimate shipment of orders to Distributor shall be subject to the right and ability of Seller to make such sales and the obtaining of required licenses under all decrees, statutes, rules and regulations of the United States and Canadian governments and agencies thereof presently in effect, including the FDA and the FDD, respectively, or which may be in effect hereafter, including, without limitation, export controls and licensing laws applicable to the Products.

(b) Distributor hereby agrees: (i) to assist Seller in obtaining any required licenses or permits by supplying such documentation or information as may be reasonably requested by Seller and that is reasonably available to Distributor; (ii) to comply with applicable decrees, statutes, rules and regulations of the governments of the United States and Canada governments and agencies thereof; (iii) to comply with all applicable laws and regulations concerning the storage, handling and distribution of the Products in the Territory; (iv) to maintain the necessary records to comply with applicable decrees, statutes, rules and regulations; (v) not to export any Products out of the Territory; (vi) to reasonably assist Seller in obtaining all governmental approvals and licenses necessary to import and sell the Products in the Territory; and (vii) not to sell, transfer or otherwise dispose of the Products in violation of the laws of the United States and Canada.

(c) Seller hereby agrees: (i) to use commercially reasonable efforts to obtain and maintain any required licenses, permits, approvals and authorizations as may be required for the export to and import of the Products in the Territory and for the advertisement, marketing, sale, distribution and use of the Products within the Territory, including such permits as may be required by the FDA and FDD; (ii) to comply with applicable laws, decrees, statutes, rules and regulations of the governments of Switzerland, the United States and Canada and agencies or instrumentalities thereof, including, without limitation, to use commercially reasonable efforts to maintain full compliance with “Good Manufacturing Practices” as determined from time to time by the FDA; (iii) to maintain the necessary records to comply with applicable decrees, statutes, rules and regulations; (iv) to use commercially reasonable efforts to obtain all governmental approvals and licenses necessary to import and sell the Products in the Territory; and (v) to maintain commercially reasonably insurance, including products liability insurance, with respect to the sale and use of the Products in the Territory.

5. Seller’s Obligations.

(a) Seller shall provide Distributor, without additional charge, with such marketing and technical materials, including, without limitation, a Product’s English and French point of sale materials and Product samples, as Seller reasonably considers necessary to assist with the promotion of the Products in the Territory (the “Promotional Materials”). To the extent Seller, in its sole discretion, determines it necessary, Seller shall alter, translate, or change the Promotional Materials and provide them to Distributor. Distributor may not alter, translate, dub, edit, modify or change the Promotional Materials without the prior written approval of Seller. Seller shall have ownership rights to all Promotional Materials, including those so altered, translated, or changed (the “Altered Materials,” and together with the Promotional Materials, the “Marketing Materials”).

(b) Seller may provide, in its sole discretion, appropriate field marketing assistance to Distributor.

(c) Seller shall take back any Products whose expiration date has passed and shall promptly refund Distributor the purchase price received by Seller from Distributor for such Products.

(d) Seller shall promptly notify Distributor if the FDA or FDD inspects or makes inquiries regarding any aspect of the manufacture of Products and notifies Seller of any violation or deficiency as a result of such inspection or inquiries, and shall provide Distributor with a copy of any Form 483 or similar list of inspection observations issued to Seller (which may be purged of information that is pertinent to the Products). Seller will notify Distributor immediately of any Warning Letter, Import Alert or Detention Order issued, or any other enforcement action taken FDA or FDD affecting the manufacture of the Products of their importation into the United States or Canada.

6. Distributor’s Other Obligations.

(a) Distributor shall be solely responsible for establishing, maintaining and financing, in its own name on its own behalf, an adequate organization, infrastructure, personnel and marketing strategy for the sale of the Products in the Territory.

(b) Distributor may use the Marketing Materials and the full range of direct marketing media, including home shopping, direct mail, telemarketing, live shows, radio and print advertisements, catalog, Internet and retail, to market and promote the Products in the Territory.

(c) Distributor shall maintain an adequate stock of inventory of Products so as to render prompt and adequate services to the purchasers of Products in the Territory.

(d) Distributor shall inform Seller within ten (10) business days of any and all claims, demands or other proceedings, by any third party, that relate to or may result in any liability of or judgment against Seller with respect to the Products that are distributed in the Territory. If Distributor fails to inform Seller within ten (10) business days after Distributor receives any notice of such claims, demands or other proceedings, Distributor will indemnity Seller for any damages or losses to the extent attributable to the failure to give timely notice.

7. Relationship of the Parties.

(a) Distributor shall be considered to be an independent contractor. The relationship between Seller and Distributor shall not be construed to be that of employer and employee, nor to constitute a partnership, joint venture or agency of any kind. At the end of the term of this Agreement, Distributor shall not be entitled to any payment or compensation whatsoever and the Parties hereto declare and acknowledge that the term of this Agreement is co-extensive with the anticipated remaining life-cycles of the Products.

(b) Distributor agrees to pay all of its expenses, including, without limitation, all travel, lodging and entertainment expenses, incurred in connection with its services hereunder. Seller shall not reimburse Distributor for any of those expenses.

(c) Distributor shall have no right to enter into any contracts or commitments in the name of, or on behalf of, Seller, or to bind Seller in any respect whatsoever.

(d) In addition, Distributor shall not obligate or purport to obligate Seller by issuing or making any affirmations, representations, warranties or guarantees with respect to the Products to any third party.

8. Licenses for Products, Marketing Materials and Trademarks; Promotion on Internet.

(a) Products; Marketing Materials. Seller, having full right and authority to do so, grants an exclusive license to Distributor to engage in the distribution of the Products in the Territory, Seller owns the Marketing Materials. In connection with such Product distribution license, Seller grants Distributor a non-exclusive license to use all Marketing Materials within the Territory to the extent Distributor considers it necessary to assist in marketing the Products in the Territory.

(b) Trademarks. To the extent Seller owns or has been granted the right to use the trademarks, trade names and service marks affixed to the Products and/or the Marketing Materials (collectively, the “Trademarks”) in the Territory, Seller grants Distributor an non-exclusive license to the Trademarks in the Territory to the extent necessary for the distribution of the Products and related Marketing Materials in the Territory. Such license shall grant Distributor the right to use the Trademarks only for the duration of this Agreement and solely for display or advertising purposes in connection with selling and distributing the Products in accordance with this Agreement. Distributor shall not at any time do or permit any act to be done which may in any way impair the rights of Seller in the Trademarks.

(c) Quality Control. In order to comply with the quality control standards established by Seller from time to time, Distributor shall: (i) use the Trademarks and the Marketing Materials in compliance with all relevant laws and regulations, as well as any policies promulgated by Seller from time to time; and (ii) not modify any of the Trademarks or Marketing Materials in any way and not use any of the Trademarks or Marketing Materials on or in connection with any goods or services other than the Products.

9. Representations and Warranties. Seller represents that it is duly organized and existing, and in good standing under the laws of Switzerland, and that it has duly authorized the execution and performance of this Agreement. Distributor represents that it is duly incorporated, existing, and in good standing under the laws of the State of Delaware, United States, and that is had duly authorized the execution and performance of this Agreement. Seller warrants that this Agreement is lawful and enforceable against it in accordance with its terms under the laws of the States of Delaware and Florida and of the United States. Seller and Distributor covenant and warrant that they will each advise the other of any changes in their respective laws of which they become aware which might or will impair the validity of all or any part of this Agreement.

10. Business Practices. All financial settlements, reports, invoices and billings rendered by the Parties hereto shall, in reasonable detail, accurately and fairly reflect the facts about all such activities performed by the rendering Party under or with regard to this Agreement.

11. Indemnification.

(a) Distributor hereby agrees to indemnify, defend and hold harmless Seller, its affiliates and all offices, directors, employees and agents (collectively “Seller Persons”) thereof from all liabilities, fines, claims, damages, losses, costs, expenses, demands, suits and actions (including without limitation attorney’s fees, expenses and settlement costs) (collectively, “Damages”) arising out of; (i) Distributor’s breach of this Agreement, including, without limitation, Section 4(b) hereof and (ii) Distributor’s failure to comply with applicable laws and regulations.

(b) Seller hereby agrees to indemnify, defend and hold harmless Distributor, its affiliates and all officers, directors, employees and agents (collectively “Distributor Persons”) thereof from all Damages arising out of: (i) Seller’s breach of this Agreement, including, without limitation, Section 4(c) hereof; and (ii) Seller’s failure to comply with applicable laws and regulations, excluding, though, any and all Damages arising from the termination of the manufacturing of, part or all of, the Products due to commercial reasons mentioned in Paragraph 2(b) above.

(c) In the event a claim is based partially on an indemnified claim described in Paragraph 11(a) and/or 11(b) above and partially on a non-indemnified claim, or is based partially on a claim described in Paragraph 11(a) above and partially on a claim described in Paragraph 11(b) above, any payments and reasonable attorney fees incurred in connection with such claims are to be apportioned between the Parties in accordance with the degree of cause attributable to each Party.

(d) Except with respect to Damages to third parties, Seller shall in no event be liable to Distributor Persons for special, indirect, punitive, or consequential damages arising out of the performance or non performance of this Agreement, whether due or claimed to be due to negligence, tort, strict liability, breach of contract, breach of warranty, or otherwise, including but not limited to damages in the nature of lost profits or revenues, loss of use of facilities or equipment, and claims of third parties or of inability to perform contracts with third parties.

(e) Except with respect to Damages to third parties and notwithstanding any other provision of this Agreement, Seller’s total aggregate liability to Distributor arising out of or relating to this Agreement from any and all causes, whether based on contract, breach of any of the Seller’s obligations in this Agreement, warranty, tort (including without limitation, any negligence), strict liability or any other cause of action whatsoever, shall in no event exceed at any time the aggregate of the purchase price amounts paid to Seller by Distributor under this Agreement during the preceding 180 days.

(f) Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable as a result of any claim arising under this Section 11 unless the indemnified party has given the indemnifying party a claim notice or indemnity notice in writing setting forth in reasonable detail the specific facts and circumstances pertaining thereto as soon as practical following the time at which the indemnified party discovered or reasonably should have discovered such claim (except to the extent the indemnifying party is not prejudiced by any delay in the delivery of such notice) and on or prior to March 31, 2007, except such date shall be March 31, 2011, with respect to Damages to third parties.

(g) For purposes of this Section 11 “third parties” shall mean persons other than Seller Persons, Distributor Persons and their respective successors, assigns, shareholders, members, officers, directors, employees, beneficiaries and agents.

12. Term and Termination.

(a) This Agreement shall expire as follows:

(i) With respect to Vivotif Berna and Mutacol (Orochol) Berna, at 6:00 p.m. New York time on March 31, 2007; and

(ii) With respect to Triviraten Berna and Epaxal Berna, at 6:00 p.m. New York time on December 31, 2003.

(b) This Agreement may be terminated by the other Party upon a Change of Control of either Seller or Distributor by means of the other Party giving 90 days’ prior written notice. For purposes of this Section 12, “Change of Control” shall mean any direct or indirect change of control of any Party hereto including, but not be limited to, the purchase by, or other transfer to, in one transaction or series of transactions, a third party or third parties (other than transfers to family members or trusts for their benefit) of more than 50% of the voting securities of any Party thereto.

(c) This Agreement may be terminated immediately upon written notice by the non-insolvent Party to the other Party hereto in the event such second Party becomes insolvent or files an application in bankruptcy, if a Trustee or Receiver is appointed for such Party or if such Party makes a general assignment for the benefit of creditors.

(d) This Agreement may be terminated immediately (i) by the non-defaulting Party, if the other Party breaches any covenant or warranty made by it in this Agreement and if, after 30 days’ written notice to cure any such default, the default if not cured or (ii) by the Seller if it has failed to receive any payment due pursuant to the Acknowledgement and Agreement with Respect to Accounts Payable among Seller, Distributor, and Andres Murai as guarantor, or pursuant to the promissory note payable to Seller in connection therewith, if after 10 days’ written notice to cure any such failure, the amount due remains unpaid.

(e) Termination of this Agreement shall not affect the obligation of Distributor to pay Seller all amounts owing or to become owing under this Agreement, nor the obligation of Seller to distribute Products for which Seller accepted a purchase order, in accordance with the terms thereof, on or before the date of such termination.

(f) Under no circumstances shall the termination of this Agreement, whether upon expiration of its term or any earlier termination, give rise to any claim by either Party for indemnification or compensation for the loss of business opportunities or any claim that it is entitled to a continuing business relationship with the other Party with respect to the Products, the Territory or the transactions contemplated by this Agreement.

(g) Any and all Marketing Materials supplied to Distributor in accordance with this Agreement shall be promptly returned to Seller after the termination or expiration of the Agreement, at no cost to Seller.

(h) Termination or expiration of this Agreement shall automatically terminate any licenses granted to Distributor hereunder.

13. Modification. No modification or change may be made in this Agreement except by written instrument duly signed by Distributor and by Seller.

14. Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of one Party only after the prior written consent of the other Party, which consent shall not be unreasonably withheld.

15. Notices. All notices given under this Agreement shall be in writing and shall be deemed effective upon personal delivery, by facsimile transmission or upon delivery by Federal Express or similar courier service, addressed to the Parties at their respective addresses set forth below:

If to Seller:

Berna Biotech Ltd. (former Berna Schweiz, Serum und impfinstitut)
Rehhagstrasse 79,
P.O. Box CH-3001
Bern (Switzerland)
Attention: Kuno Sommer
Telecopy No: +41 31 980 62 29

If to Distributor:

Berna Products Corp.
4216 Ponce de Leon Boulevard
Coral Gables, Florida 33146 (U.S.A.)
Attention: Andres Murai, Jr.
Telecopy No.: 305-567-1043

Either Party may change its address or its telecopy number for purposes of this Agreement by giving the other Party written notice of its new address or telecopy number.

16. Waiver. None of the conditions or provisions of this Agreement shall be held to have been waived by any act or knowledge on the part of either Party, except by an instrument in writing signed by a duly authorized officer or representative of such Party. Further, the waiver by either Party of any right hereunder or the failure to enforce at any time any of the provisions of this Agreement, or any rights with respect thereto, shall not be deemed to be a waiver of any other rights hereunder or any breach or failure of performance of the other Party.

17. Construction of Agreement. This Agreement (the original version of which is in English) and performance of the Parties hereto shall be construed and governed according to the laws of Switzerland, applicable to contract made and to be fully performed therein.

18. Governing Law; Jurisdiction; Venue.

(a) This Agreement shall be governed by and construed and enforced in accordance with the laws of Switzerland applicable to agreements made and to be performed therein, exclusive of its choice-of-law principles.

(b) For the purposes of enforcement of any order or award granted pursuant to Section 19 hereof, each Party thereby expressly submits to the jurisdiction of the courts of Switzerland and consents that any order, process, notice of motion or other application of or by any such court or a judge thereof may be served within or without such court’s jurisdiction by registered mail or by service in hand, provided that a reasonable time for appearance is allowed, and each Party agrees that such courts shall have exclusive jurisdiction over enforcement of any order or award granted pursuant to Section 19 thereof, provided, however, that such proceedings will be in accordance with the laws applicable to this Agreement.

(c) Each Party hereby irrevocably waives any objection that it may have now or hereafter to the laying of venue in any suit, action or proceeding arising out of or relating to the enforcement of any order or award granted pursuant to Section 19 hereof brought in any court in Switzerland and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

19. Arbitration.

(a) Any dispute, claim, controversy or difference between or among the Parties arising out of this Agreement or the transactions contemplated hereby (a “Dispute”), which the Parties are unable to resolve themselves shall be submitted to and resolved by arbitration as herein provided.

(b) A Party demanding arbitration under this Agreement (an “Initiating Party”) shall initiate such arbitration by delivering written notice (the “Arbitration Notice”) to the Party with whom arbitration is sought (the “Responding Party”). Any Arbitration Notice shall contain a statement setting forth the nature of the Dispute, the amount involved, if any, and the remedy sought.

(c) Any Dispute subject to arbitration shall be arbitrated in London, U.K., by a panel of three arbitrators in accordance with the rules of arbitration then in effect of the International Chamber of Commerce (ICC). Each Party to such arbitration agrees that any award of the arbitration shall be final, conclusive and binding and that they will not contest any action by any other Party thereto in accordance with an award of the arbitrator. It is specifically understood and agreed that any Party may enforce any award rendered pursuant to the arbitration provisions of this Section 19 by bringing suit in any court of competent jurisdiction. The Initiating Party shall include in the Arbitration Notice its designation of the first arbitrator. The Responding party shall give the Initiating Party, within thirty (30) days after the delivery of Arbitration Notice, written notice of its designation of the second arbitrator. If the Responding party fails to designate the second arbitrator within thirty (30) days after the delivery of Arbitration Notice, the International Chamber of Commerce, Paris, France, shall appoint the second arbitrator. Upon, or simultaneously with, as the case may be, the nomination of the second arbitrator, the International Chamber of Commerce, Paris, France shall appoint a third arbitrator, who shall be qualified to serve as chairman of the panel of arbitrators and who shall not be affiliated with any party in interest to such arbitration and who has substantial professional experience with regard to corporate legal matters. The panel of arbitrators shall consider the dispute at issue at a mutually agreed upon time within sixty (60) days (or such longer period as may be acceptable to the Parties or as directed by the panel of arbitrators) of the appointment of the third arbitrator. Notwithstanding the foregoing, the Parties agree that they will attempt, and they intend that they and the panel of arbitrators should use their best efforts in that attempt, to conclude the arbitration proceedings and have a final decision from the panel of arbitrators within one hundred twenty (12) days from the date of the appointment of the third arbitrator; provided, however, that the panel of arbitrators shall be entitled to extend such 120-day period for a total of up to two (2) additional periods of up to one hundred twenty (120) days each.

(d) All fees, costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the party that prevails in any such arbitration commenced pursuant to this Section 19, or any judicial action or proceeding seeking to enforce the agreement to arbitrate disputes as set forth in this Section 19 or seeking to enforce any order or award of any arbitration commenced pursuant to this Section 19 may be assessed against the Party or Parties that do not prevail in such arbitration in such manner as the panel of arbitrators or the court in such juridical action, as the case may be, may determine to be appropriate under the circumstances. All costs and expenses attributable to the panel of arbitrators shall be allocated among the Parties to the arbitration in such manner as the panel of arbitrators shall determine to be appropriate under the circumstances.

(e) Notwithstanding the foregoing, it is hereby agreed that no arbitrator shall have any power to add to, alter or modify the terms and conditions of this Agreement or any other agreement executed and delivered in connection herewith or to decide any issue which does not arise from the interpretation or application of the provisions of this Agreement.

20. Force Majeure. No Party shall be liable for failure to perform or delay in performing any obligation under this Agreement, except the obligation to make payments when due, if such failure or delay is due to force majeure, including, but not limited to, war, embargo, riot, insurrection, sabotage or other civil unrest; fire, explosion, flood or other natural disaster; accident or breakdown of machinery; unavailability of fuel, labor, containers, or transportation facilities; accidents of navigation, breakdown or damage of vessels or other conveyances for air, land or sea; other impediments or hindrances to transportation; strike or other labor disturbances; government restraints or any other cause beyond the control of the affected Party; provided, however, that the Party so failing to perform shall (i) as soon as possible, inform the other Party of the occurrence of the circumstances preventing or delaying the performance of its obligations; and (ii) exert its reasonable best efforts to eliminate, cure or overcome any of such cases and to resume performance of its covenants with all possible speed. In the event that, by operation of law or governmental decree, it becomes illegal to market and sell a Product in the Territory, Distributor shall be relieved of its obligations under this Agreement (other than the obligation to make any payment due hereunder) only to the extent that they relate to that Product. It is specifically understood that any inability to sell the Products in the Territory as a result of any action taken by any competent authority in the Territory, e.g. the FDA, or outside the Territory, when having effect inside the Territory, against the Products, such as embargoes and the like, is regarded as a force majeure event, provided, however, that the measures to be taken in order to address the action of such authority in such instance shall consist of the commercially reasonable efforts of each of Distributor and Seller.

21. Compliance With Laws. Each of the Distributor and Seller covenants that all of its activities under or pursuant to this Agreement shall comply with all applicable laws, rules and regulations.

22. Confidentiality. The Parties undertake to keep strictly confidential any and all information and material in whatever form received in connection with the subject matter of this Agreement, the products distributed or any other business contact they have had up to contract date and will continue to have. It is understood that the Parties remain free to disclose such confidential information to the extent necessary to any authorities legally requiring this information or to their advisers or banks.

23. Severability. If any provision of this Agreement is declared invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Agreement shall endure except for the part declared invalid or unenforceable by order of such court. The Parties shall consult and use their best efforts to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the intent of this Agreement.

24. Entire Agreement. This Agreement supersedes and cancels any previous agreements or understandings, whether oral, written or implied, heretofore in effect and sets forth the entire agreement between Seller and Distributor.

25. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

SELLER:
BERNA BIOTECH LTD.
(Former: BERNA SCHWEIZERISCHES
SERUM UND IMPFINSTITUT)

By____________________________________________
Name: Kuno Sommer Patrik Richard
Title: Chief Executive Officer Secretary General
Address: Rehhagstrasse 79
CH-3018 Bern
Switzerland

DISTRIBUTOR:
BERNA PRODUCTS CORP.

By_____________________________________________
Name: Andres Murai, Jr.
Title: President

June 25, 2003

Berna Biotech Ltd.
Reghastrasse 79
Berne,
Switzerland

Attention:	Mr. Kuno Sommer
Chief Executive Officer

Re: Amendment to Distribution Agreement

Gentlemen:

This letter sets forth our agreement regarding a waiver of Section 12(b) of the Distribution Agreement dated 28th of June, 2001, between Berna Biotech Ltd. and Berna Products Corp. (the “Agreement”).

Berna Biotech Ltd. hereby agrees that in the events of the acquisition of part or all of the shares outstanding of Berna Products Corp. by Acambis PLC or any of its wholly owned Subsidiaries, Section 12(b) of the Agreement (the “Change of Control” provision) shall not be applicable to such acquisition.

All other terms of the Agreement remain in full force and effect.

Please sign where indicated below to confirm your agreement to the above.

Berna Products Corp.	Berna Biotech Ltd.

By: /s/ Andres Murai, Jr. Andres Murai, Jr. President	By: /s/ Kuno Sommer Kuno Sommer Chief Executive Officer	/s/ Jörg Manger-Koenig Jörg Manger-Koenig EVP Legal Affairs

June 25, 2003

Berna Biotech Ltd.
Reghastrasse 79
Berne,
Switzerland

Attention:	Mr. Kuno Sommer
Chief Executive Officer

Re: Amendment to Distribution Agreement

Gentlemen:

This letter sets forth our agreement regarding amendment to the Distribution Agreement dated 28th of June, 2001, between Berna Biotech Ltd. and Berna Products Corp. (the “Agreement”). This letter will become effective only in the event that the Board of Directors of Berna Biotech Ltd. approves an investment plan to upgrade the Vivotif Berna production facilities on or prior to March 31, 2004.

Section 2(a) of the Agreement is hereby amended by adding the following three sentences at the end of Section 2(a):

Prior to June 30, 2007, Seller and Distributor agree to establish a commercially reasonable budget for the number of doses of Vivotif Berna to be sold by Distributor during each of the calendar years 2008, 2009 and 2010. In the event that they cannot mutually agree on such a budget, the parties agree to submit the determination of such budget to arbitration pursuant to Section 19 of this Agreement. Distributor agrees to use its best efforts to achieve such budget. However, in the event that Distributor sells less than ***** of the number of doses of Vivotif Berna set forth in the budget for any of calendar years 2008, 2009 or 2010, Seller shall have the option, by giving 30 days’ prior written notice to Distributor, of terminating Distributor’s exclusive right to sell Products in the Market, but the Agreement, as amended, shall otherwise remain in full force and effect.

The table regarding Vivotif Berna set forth in Section 3(c) of the Agreement is hereby amended to read as follows:

Vivotif Berna	Price per Dose	Minimum Individual Order

Calendar Year 2003:	US$*******	*******

Calendar Year 2004:	US$*******	*******

Calendar Year 2005:	US$*******	*******

Calendar Year 2006:	US$*******	*******

Calendar Year 2007:	US$*******	*******

Calendar Year 2008:	US$*******	*******

Calendar Year 2009:	US$*******	*******

Calendar Year 2010:	US$*******	*******

Section 3(d) of the Agreement is hereby amended to read as follows:

(d)	Seller and Distributor acknowledge and agree that the prices set forth in Section 3(c) of the Agreement, as amended as of June 23, 2003, have been agreed upon using an exchange rate of US$1.00 = Sfr.1.30. The Parties hereby agree that, if the exchange rate of the Swiss franc declines below Sfr.1.20 per US$1.00, as reported by the Swiss Newspaper “Neue Zürcher Zeitung”, then the future prices shall be adjusted and calculated using an exchange rate of Sfr.1.20 per US$1.00 immediately upon written notice from the Seller to Distributor. Notwithstanding anything to the contrary herein, in no event shall the price per dose of Vivotif Berna exceed US$******. No price change shall affect orders offered by Distributor and accepted by Seller prior to the date the non-notifying Party receives notice of such price change from the modifying Party.

Section 12(a)(i) of the Agreement is hereby amended to read as follows:

(a)	(i) With respect to Vivotif Berna, at 6.00p.m. New York time on December 31, 2010;

All other terms of the Agreement remain in full force and effect.

Please sign where indicated below to confirm your agreement to the above.

Berna Products Corp.	Berna Biotech Ltd.

By: /s/ Andres Murai, Jr. Andres Murai, Jr. President	By: /s/ Kuno Sommer Kuno Sommer Chief Executive Officer	/s/ Jörg Manger-Koenig Jörg Manger-Koenig EVP Legal Affairs